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MAR 02 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 East Fourth Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Purdon 513-412-1530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Athena Purdon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Athena Purdon
Signature

Treasurer
Title

Kelly Buller
Notary Public

NOTARIAL SEAL STATE OF OHIO

KELLY BULLER
Notary Public, State of Ohio
My Commission Expires 10-14-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT AMERICAN INSURANCE GROUP

GAIG.com

GREAT AMERICAN ADVISORS, INC.

Financial Statements and Supplemental Information

Year ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

GREAT AMERICAN ADVISORS, INC.
Financial Statements and Supplemental Information
Year Ended December 31, 2020

Contents

Ernst & Young LLP
221 East 4th Street
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Great American Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Great American Advisors, Inc. (the Company) as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

EY
Building a better working world

and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 1994.
February 25, 2021

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
As of December 31, 2020

ASSETS	
Cash	$ 872,034
Investments held under deferred compensation plan, at fair value (cost $484,645)	598,875
Deferred federal income tax asset, net	128,517
Management fee income receivable	105,000
Commission receivable from affiliate	115,216
Prepaid expenses and other assets	76,136
Total assets	$ 1,895,778
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Fees payable to solicitor firms	$ 51,000
Commission payable	115,216
Accrued expenses and other liabilities to affiliate	200,550
Current federal income tax payable to affiliate	18,485
Deferred compensation plan liabilities	598,875
Total liabilities	984,126
Stockholder's Equity:	
Common stock, $10 par value	1,000
- 750 shares authorized	
- 100 shares issued and outstanding	
Additional paid-in capital	4,680,285
Retained deficit	(3,769,633)
Total stockholder's equity	911,652
Total liabilities and stockholder's equity	$ 1,895,778

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2020

REVENUES	
Commission income	$10,182,987
Management fee income	382,762
Interest and dividend income	18,699
Net realized gains on investment securities	62,319
Total revenues	10,646,767
EXPENSES	
Commission expense	10,182,987
Fees paid to solicitor firms	178,319
Salary and benefits expense	413,521
Deferred compensation expense - net realized gains, interest and dividend income	52,690
Deferred compensation expense - net change in fair value of investment securities	27,369
General and administrative expenses	333,916
Total expenses	11,188,802
Loss before income tax benefit	(542,035)
Income tax benefit (expense):	
Current	149,181
Deferred	(37,190)
Total income tax benefit	111,991
Net loss	$ (430,044)

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

COMMON STOCK	
Balance at beginning and end of year	$ 1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning of year	$ 4,180,285
Capital contribution from parent company	500,000
Balance at the end of year	$ 4,680,285
RETAINED DEFICIT	
Balance at beginning of year	$ (3,339,589)
Net loss	(430,044)
Balance at end of year	$ (3,769,633)
TOTAL STOCKHOLDER'S EQUITY, AT END OF YEAR	$ 911,652

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(430,044)
Adjustments to reconcile net loss to net cash used in operating activities:	
Net realized gains on investment securities	(62,319)
Change in deferred compensation plan liabilities	80,059
Deferred compensation distributions	(216,051)
Provision for deferred income taxes	37,190
Changes in operating assets and liabilities:	
Management fee income receivable	(11,474)
Commission receivable from affiliate	(24,494)
Prepaid expenses and other assets	(36,339)
Fees payable to solicitor firms	5,574
Commission payable	24,494
Accrued expenses and other liabilities to affiliate	(13,157)
Current federal income tax payable to affiliate	6,494
Net cash used in operating activities	(640,067)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of investments	251,959
Purchases of investments	(53,648)
Net cash provided by investing activities	198,311
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution from parent company	500,000
Net cash provided by financing activities	500,000
NET INCREASE IN CASH	58,244
Cash at beginning of year	813,790
Cash at end of year	$ 872,034

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Notes to the Financial Statements
As of and for the Year Ended December 31, 2020

A. Description of Company

Great American Advisors, Inc. ("GAA" or the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly-owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"), which is wholly owned by American Financial Group, Inc. ("AFG").

GAA was initially capitalized in March 1994. The Company registered with the U.S. Securities and Exchange Commission ("SEC") as a broker/dealer and was admitted to the Financial Industry Regulatory Authority ("FINRA") in July 1994. GAA became a member of the Securities Investor Protection Corporation ("SIPC") in 1995. GAA engaged Pershing LLC to serve as its clearing broker/dealer on a fully disclosed basis from December 1995 through August 2010. GAA exited retail brokerage operations in August 2010.

The Company serves as Principal Underwriter and Distributor for the registered annuity contracts issued by GAFRI's wholly-owned insurance subsidiaries, Annuity Investors Life Insurance Company ("AILIC") and Great American Life Insurance Company ("GALIC"). The Company is also registered as an investment advisor in Ohio and several other states serving institutional clients, such as employers that offer defined contribution retirement plans to their employees. The Company's management reviews all financial performance on an aggregate level and therefore reports all financial activity under one operating segment.

B. Significant Accounting Policies

The Company has an intercompany tax allocation agreement with AFG. Pursuant to the agreement, the Company's tax expense or benefit is determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are made or received quarterly during the year. Following year-end, additional settlements are made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the agreement is based upon separate return calculations with current credit for losses to the extent the losses provide a benefit in the consolidated return.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. A valuation allowance is established to reduce total deferred tax assets to an amount that will more likely than not be realized. No valuation allowance was deemed necessary as a result of the intercompany tax allocation agreement.

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. Interest and penalties, if any, on the Company's reserve for uncertain tax positions are recognized as a component of tax expense on the Statement of Operations. The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2013 through 2020) and has determined that no provisions for uncertain tax positions is required in the Company's financial statements.

B. Significant Accounting Policies – Continued

The Company sponsored a deferred compensation plan for certain past registered representatives. The Company purchased mutual funds and money market funds as directed by the plan participants to fund its related obligations. Such securities are held in a custodial account for the participants and are recorded in the Statement of Financial Condition at fair value. These securities are the property of the Company; however, the investment risk related to these securities is borne by the participants. Changes in the Company's associated liability include distributions to participants, interest income, realized gains or losses and changes in fair value. Realized gains or losses on securities are determined on a specific identification basis.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Commission income and commission expense are recorded on a trade-date basis as variable annuity product transactions occur. The performance obligation is satisfied on the trade date because this is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Revenue is recorded on a gross basis as the Company controls the obligation to perform those services and is deemed to be a principal in such arrangements.

Management fee income is received quarterly but is recognized as earned on a pro rata basis over the term of the contract. The performance obligation for providing the services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Management fee income represents variable consideration as it is calculated based on the customer's assets under management and is subject to factors outside of the Company's control, including investor behavior and activity and market volatility. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period which are distinct from the services provided in other periods. Fees paid to solicitor firms are paid quarterly and are recognized as incurred on a pro rata basis over the term of the contract.

The Company has a Funding and Expense Administration Agreement with GAFRI pertaining to its salary, benefit and other expenses. Pursuant to the agreement, expenses are paid by GAFRI and reimbursed by the Company.

C. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits on the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $100,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1,500% of its net capital. At December 31, 2020, the Company had defined net capital of $397,695 which was $297,695 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 247%.

D. Transactions with Affiliates and Other Related Parties

The Company serves as the sole underwriter for variable-indexed annuities sold by GALIC and variable annuity contracts sold by AILIC. Commissions received in 2020 from GALIC and AILIC for their sales were $7,418,199 and $2,764,788, respectively. The Company paid 100% of AILIC commissions and 96% of GALIC commissions to other broker/dealers as commissions. The remaining 4% of GALIC commissions were paid to registered representatives of GAA.

Pursuant to the Funding and Expense Administration Agreement, the Company was allocated $585,686 and these charges are included in Salary and benefits expense and General and administrative expenses.

GAFRI has committed to continue to fund normal business operations of the Company to the extent necessary for the Company to continue as a going concern and to remain in compliance with regulatory capital requirements. See Footnote J – Subsequent Event.

E. Income Taxes

For its calculation of income taxes, the Company uses the statutory rate of 21%. The Company's effective tax rate is 20.7%. The net tax refund received from AFG amounted to $155,674 in 2020. The current tax payable of $18,485 is due to AFG as of December 31, 2020 and represents tax refunds received in 2020 in excess of the actual current tax benefit.

GAA's 2013-2020 tax years remain subject to examination by the Internal Revenue Service.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are reflected without reduction for a valuation allowance. The deferred tax asset of $128,517 at December 31, 2020 relates principally to deferred compensation.

F. Employee Benefit Plans

The Company participates with affiliates in a defined contribution 401(k) plan that covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion. The aggregate contributions to the plan for the year ended December 31, 2020 were $19,386 and are included in Salary and benefits expense.

G. Contingencies

The Company is involved in litigation from time to time, generally arising in the ordinary course of business. The outcome of such legal actions is inherently uncertain. None of these matters are expected to have a material adverse effect on the Company's results of operations or financial condition.

H. Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The standards establish a hierarchy of valuation techniques based on whether the assumptions that market participants would use in pricing the asset or liability ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The Company did not have any nonrecurring fair value measurements of nonfinancial assets and liabilities in 2020.

Accounting standards for measuring fair value are based on inputs used in estimating fair value. The three levels of the hierarchy are as follows:

Level 1 – Quoted prices for identical assets or liabilities in active markets (markets in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis).

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar assets or liabilities in inactive markets (markets in which there are few transactions, the prices are not current, price quotations vary substantially over time or among market makers, or in which little information is released publicly); and valuations based on other significant inputs that are observable in active markets.

Level 3 – Valuations derived from valuation techniques generally consistent with those used to estimate fair values of Level 2 financial instruments in which one or more significant inputs are unobservable or when the market for a security exhibits significantly less liquidity relative to markets supporting Level 2 fair value measurements. The unobservable inputs may include management's own assumptions about the assumptions market participants would use based on the best information available at the valuation date.

H. Fair Value Measurements - Continued

The Company's financial instruments consist primarily of institutional mutual funds held in the deferred compensation plan for which quoted market prices in active markets are available. Accordingly, these investments are classified as Level 1. With the exception of the Company's investments held under the deferred compensation plan, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2020.

I. Accounting Pronouncement

On January 1, 2020 GAA adopted Accounting Standards Update 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments*, which provides a new loss model for determining credit-related impairments for financial instruments measured at amortized cost and requires an entity to estimate the credit losses expected over the life of an exposure or pool of exposures. The estimate of expected credit losses considers historical information, current information, as well as reasonable and supportable forecasts, including estimates of prepayments. Expected credit losses, and subsequent increases and decreases in such expected losses, are recorded immediately through net earnings as an allowance that is deducted from the amortized cost basis of the financial asset, with the net carrying value of the financial asset presented on the balance sheet at the amount expected to be collected.

The Company's Management fee income receivable, Commission receivable from affiliate and Commission advances (included in Prepaid expenses and other assets) represent one pool of financial assets. These receivables are short term in nature and carry minimal credit risk. The new guidance did not have a material impact on GAA's results of operations or financial condition.

J. Subsequent Event

Management has evaluated the impact of subsequent events on the Company through the date the financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements, other than the item below.

On January 27, 2021 AFG entered into a definitive agreement to sell its Annuity business to Massachusetts Mutual Life Insurance Company (MassMutual) for $3.5 billion in cash, subject to regulatory and other necessary approvals. Under the terms of the agreement, which is expected to close in the second quarter of 2021, MassMutual will acquire GALIC, AILIC and GAA. Upon the close of the transaction GALIC will operate as an independent subsidiary of MassMutual and will become the parent company of GAA. At that time GALIC will commit to fund normal business operations of the Company to the extent necessary for the Company to continue as a going concern and to remain in compliance with regulatory capital requirements.

Supplemental Information

GREAT AMERICAN ADVISORS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2020

NET CAPITAL	
Total stockholder's equity	$ 911,652
Less non-allowable assets:	
Deferred federal income tax asset, net	(128,517)
Management fee income receivable	(105,000)
Commission receivable from affiliate	(115,216)
Prepaid expenses and other assets	(76,136)
Haircuts on securities held	(89,088)
Net capital	$ 397,695
AGGREGATE INDEBTEDNESS	
Deferred compensation plan liabilities, fees payable to solicitor firms, commission payable, accrued expenses and other liabilities to affiliate	$ 965,641
Current federal income tax payable to affiliate	18,485
Total aggregate indebtedness	$ 984,126
REQUIRED NET CAPITAL	
Required net capital (6 2/3% of aggregate indebtedness or $100,000; whichever is greater)	$ 100,000
EXCESS NET CAPITAL	
Net capital	$ 397,695
Required net capital	100,000
Excess net capital *	$ 297,695
RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL	
Aggregate indebtedness	$ 984,126
Net capital	$ 397,695
Ratio	247%

* There are no material differences between the preceding computation and the computation included in the most recent unaudited Part II of IIA of Form X-17a-5 as of December 31, 2020

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
SCHEDULE II – STATEMENT REGARDING RULE 15c3-3
December 31, 2020

The Company maintains a special account for the exclusive benefit of customers, carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Commission under paragraph (k)(2)(i) of that Rule. Therefore, the following reports are not presented:

A) Computation or Determination of Reserve Requirement under Rule 15c3-3
B) Information relating to the Possession or Control Requirements under Rule 15c3-3

GREAT AMERICAN®
INSURANCE GROUP

GAIG.com

Corporate Headquarters
301 E. Fourth Street
Cincinnati, OH 45202

About Us

Great American Insurance Group's roots go back to 1872 with the founding of its flagship company, Great American Insurance Company. The operations of Great American Insurance Group are engaged primarily in property and casualty insurance, focusing on specialty commercial products for businesses, and in the sale of traditional fixed and fixed-indexed annuities in the education, bank, and individual markets.

3954-PCG (02/18)